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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                  Numerex Corp.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    67053A102
                                 (CUSIP Number)

                                 August 12, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [     ]   Rule 13d-1(b)
  [  X  ]   Rule 13d-1(c)
  [     ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  553531104

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Potomac Capital Management LLC
            13-3984298

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
              New York

Number of          5.   Sole Voting Power
Shares                  581,007 shares of common stock
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        581,007 shares of common stock

                   8.   Shared Dispositive Power
                        0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 581,007 shares of common stock

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            4.2% (1)

     12.    Type of Reporting Person (See Instructions)
              HC; OO (Limited Liability Corporation)

_______________
(1) Based on 13,739,677 shares of common stock of Numerex Corp. outstanding as of July 30, 2008.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Potomac Capital Management Inc.
            13-3984786

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            Delaware

Number of          5.   Sole Voting Power
Shares                  790,382 shares of common stock
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        790,382 shares of common stock

                   8.   Shared Dispositive Power
                         0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 790,382 shares of common stock

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
              5.8%(2)

     12.    Type of Reporting Person (See Instructions)
              HC; CO

_______________
(2) Based on 13,739,677 shares of common stock of Numerex Corp. outstanding as of July 30, 2008.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Potomac Capital Management II, LLC.
            26-2667126

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            Delaware

Number of          5.   Sole Voting Power
Shares                  10,000 shares of common stock
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        10,000 shares of common stock

                   8.   Shared Dispositive Power
                        0

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,000 shares of common stock

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            .07%(3)

     12.    Type of Reporting Person (See Instructions)
            HC; OO (Limited Liability Corporation)

_______________
(3) Based on 13,739,677 shares of common stock of Numerex Corp. outstanding as of July 30, 2008.

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Paul J. Solit

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [     ]
            (b)     [     ]

     3.     SEC Use Only

     4.
            Citizenship or Place of Organization
              U.S. Citizen

Number of          5.   Sole Voting Power
Shares                  13,750 shares of common stock
Beneficially
Owned by           6.   Shared Voting Power
Each                    1,381,389 shares of common stock
Reporting
Person With        7.   Sole Dispositive Power
                        13,750 shares of common stock

                   8.   Shared Dispositive Power
                        1,381,389 shares of common stock

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,139 shares of common stock

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [     ]

     11.    Percent of Class Represented by Amount in Row (9)
            10.2%(4)

     12.    Type of Reporting Person (See Instructions)
              IN; HC

_______________
4) Based on on 13,739,677 shares of common stock of Numerex Corp. outstanding as of July 30, 2008.

Item 1.
           (a)  Name of Issuer
                NUMEREX CORP.

           (b)  Address of Issuer's Principal Executive Offices
                1600 Parkwood Circle Suite 200
                Atlanta, GA 30339-2119

Item 2.
           (a)  Name of Person Filing
                Potomac Capital Management LLC
           (b)  Address of Principal Business Office or, if none, Residence
                825 Third Avenue
                33rd Floor
                New York, New York 10022
           (c)  Citizenship
                Limited Liability Company formed under the laws of the State of New York.

           (a)  Name of Person Filing
                Potomac Capital Management Inc.
           (b)  Address of Principal Business Office or, if none, Residence
                825 Third Avenue
                33rd Floor
                New York, New York 10022
           (c)  Citizenship
                Corporation formed under the laws of the State of Delaware.
           (a)  Name of Person Filing
                Potomac Capital Management II LLC
           (b) Address of Principal Business Office or, if none, Residence 825 Third Avenue 33rd Floor New York, New York 10022
           (c)  Citizenship
                Limited Liability Company formed under the laws of the State of Delaware.

           (a)  Name of Person Filing
                Paul J. Solit
           (b) Address of Principal Business Office or, if none, Residence c/o Potomac Capital Management LLC
                825 Third Avenue
                33rd Floor
                New York, New York 10022
           (c)  Citizenship
                U.S. Citizen
           (d)  Title of Class of Securities
                Class A Common Stock,  no par value
           (e)  CUSIP Number
                67053A102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        Not Applicable

           (a)   [ ]  Broker or dealer registered under Section 15 of the
                      Exchange Act;

           (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

           (d)   [ ]  Investment company registered under Section 8 of the
                      Investment Company Act;

           (e)   [ ]  An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E); ]

           (f)   [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g)   [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h)   [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

           (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management LLC
(a)      Amount benefically owned: 581,007
(b)      Percentage of class: 4.2%
(c)      Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote: 581,007
         (ii)  Shared power to vote or to direct the vote:
         (iii) Sole power to dispose or to direct the disposition of: 581,007

Potomac Capital Management Inc.
(a)      Amount benefically owned: 790,382
(b)      Percentage of class: 5.8%
(c)      Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote: 790,382
         (ii)  Shared power to vote or to direct the vote:
         (iii) Sole power to dispose or to direct the disposition: 790,382

Potomac Capital Management II LLC
(a)      Amount benefically owned:  10,000
(b)      Percentage of class: .07%
(c)      Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote: 10,000
         (ii) Shared power to vote or to direct the vote:
         (iii) Sole power to dispose or to direct the disposition: 10,000

Paul J. Solit
(a)      Amount benefically owned: 1,395,139
(b)      Percentage of class: 10.2%
(c)      Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote: 13,750
         (ii) Shared power to vote or to direct the vote: 1,381,389
         (iii) Sole power to dispose or to direct the disposition: 13,750

Item 5.      Ownership of Five Percent or Less of a Class
             If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
             See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group
             Not Applicable.

Item 9.      Notice of Dissolution of Group
             Not Applicable.

Item 10.     Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of August, 2008

                                          POTOMAC CAPITAL MANAGEMENT LLC

                                          By:   /s/ Paul J. Solit
                                                Paul J. Solit, Managing Member

                                          POTOMAC CAPITAL MANAGEMENT INC.

                                          By:   /s/ Paul J. Solit
                                                Paul J. Solit, President

                                          POTOMAC CAPITAL MANAGEMENT II LLC

                                          By:   /s/ Paul J. Solit
                                                Paul J. Solit, Managing Member

                                          PAUL J. SOLIT

                                          By:   /s/ Paul J. Solit
                                                Paul J. Solit

                                  EXHIBIT INDEX


The following exhibits are filed with this report on Schedule 13G:

Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B     Joint Filing Agreement dated August 28, 2008 among Potomac
              Capital Management LLC, Potomac Capital Management II LLC,
              Potomac Capital Management, Inc., and Paul J. Solit.